File No. 70-10094


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                            MISSISSIPPI POWER COMPANY
                                 2992 West Beach
                           Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Vicki L. Pierce
                               Corporate Secretary
                            Mississippi Power Company
                                 2992 West Beach
                           Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:


        Gale E. Klappa                                John D. McLanahan, Esq.
Executive Vice President, Chief                        Troutman Sanders LLP
Financial Officer and Treasurer                     600 Peachtree Street, N.E.
     The Southern Company                                   Suite 5200
  270 Peachtree Street, N.W.                        Atlanta, Georgia 30308-2216
    Atlanta, Georgia 30303



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                              INFORMATION REQUIRED

The Application pending in the foregoing file is amended and restated in its entirety as follows:

Item 1.       Description of Proposed Transactions.

              1.1 Mississippi Power Company ("Mississippi") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Act of 1935, as amended (the "Act").

              Mississippi proposes to incur, from time to time or at any time on or before March 31, 2006, obligations in connection with the issuance and sale by public instrumentalities of one or more series of pollution control revenue bonds in an aggregate principal amount of up to $75,000,000.

              Mississippi further proposes to issue and sell, from time to time or at any time on or before March 31, 2006, one or more series of its senior debentures, senior promissory notes or other senior debt instruments (individually a "Senior Note" and collectively the "Senior Notes"), one or more series of its first mortgage bonds and one or more series of its preferred stock in an aggregate amount of up to $475,000,000 in any combination of issuance.

              1.2 Each issue of the proposed pollution control revenue bonds will be issued for the benefit of Mississippi to finance or refinance the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of Mississippi's electric generating plants or other facilities located in various counties. It is proposed that each such county or the otherwise appropriate public body or instrumentality (the "County") will issue its revenue bonds (the "Revenue Bonds") to finance or refinance the costs of the acquisition, construction, installation and equipping


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of said facilities at the plant or other facility located in its jurisdiction
(the "Project"). Each County is authorized by relevant state law to issue its Revenue Bonds for such purposes.

              While the actual amount of Revenue Bonds to be issued by each County has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.

              Mississippi proposes to enter into a Loan or Installment Sale Agreement with the County, substantially in the form of Exhibit B-1 hereto, relating to each issue of the Revenue Bonds (the "Agreement"). Under the Agreement, the County will loan to Mississippi the proceeds of the sale of the County's Revenue Bonds, and Mississippi may issue a non-negotiable promissory note therefor (the "Note"), or the County will undertake to purchase and sell the related Project to Mississippi. The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to Mississippi. Such proceeds will be deposited with a Trustee (the "Trustee") under an indenture to be entered into between the County and such Trustee (the "Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured, and will be applied by Mississippi to payment of the Cost of Construction (as defined in the Agreement) of the Project or to refund outstanding pollution control revenue obligations.

              The Note or the Agreement will provide for payments to be made by Mississippi at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on the related Revenue Bonds whenever and in whatever manner the same shall become due, whether


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at stated maturity, upon redemption or declaration or otherwise.

              The Agreement will provide for the assignment to the Trustee of the County's interest in, and of the moneys receivable by the County under, the Agreement and the Note.

              The Agreement will also obligate Mississippi to pay the fees and charges of the Trustee and may provide that Mississippi may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement or the Note, including interest thereon, in whole or in part, such payment to be sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture.

              The Trust Indenture will provide that the Revenue Bonds issued thereunder (i) may be redeemable at any time on or after a specified date from the date of issuance, in whole or in part, at the option of Mississippi, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) will be redeemed in whole, at the option of Mississippi, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related Project, its destruction or damage beyond practicable or desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and Mississippi determines to discontinue operation thereof, such redemption of all such outstanding Revenue Bonds to be at the principal amount thereof plus accrued interest, but without premium. It is proposed that the Revenue Bonds will mature not more than 40 years from the first day of the month in which they are initially issued and may, if it is


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deemed advisable for purposes of the marketability of the Revenue Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Revenue Bonds prior to maturity.

              The Trust Indenture and the Agreement may give the holders of the Revenue Bonds the right, during such time as the Revenue Bonds bear interest at a fluctuating rate or otherwise, to require Mississippi to purchase the Revenue Bonds from time to time, and arrangements may be made for the remarketing of any such Revenue Bonds through a remarketing agent. Mississippi also may be required to purchase the Revenue Bonds, or the Revenue Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Revenue Bonds may be effectively converted to a higher variable or fixed rate, and Mississippi also may be required to indemnify the bondholders against any other additions to interest, penalties and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Act, but rather possible additional terms of the Revenue Bonds and Mississippi's obligations with respect thereto.

              In order to obtain the benefit of ratings for the Revenue Bonds equivalent to the rating of Mississippi's first mortgage bonds outstanding under the indenture dated as of September 1, 1941 between Mississippi and Deutsche Bank Trust Company Americas, as successor trustee, as supplemented and amended (the "Mortgage"), which ratings Mississippi has been advised may be thus attained, Mississippi may determine to secure its obligations under the Note and the related Agreement by delivering to the Trustee, to be held as collateral, a series of its first mortgage bonds (the "Collateral Bonds") in principal amount either (i) equal to the principal amount of the Revenue Bonds or (ii) equal to the sum of such principal amount of the Revenue Bonds plus interest payments


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thereon for a specified period. Such series of Collateral Bonds will be issued under an indenture supplemental to the Mortgage (the "Supplemental Indenture"), will mature on the maturity date of such Revenue Bonds and will be non-transferable by the Trustee. The Collateral Bonds, in the case of clause (i) above, would bear interest at a rate or rates equal to the interest rate or rates to be borne by the related Revenue Bonds and, in the case of clause (ii) above, would be non-interest bearing.

              The Supplemental Indenture will provide, however, that the obligation of Mississippi to make payments with respect to the Collateral Bonds will be satisfied to the extent that payments are made under the Note or the Agreement sufficient to meet payments when due in respect of the related Revenue Bonds. The Supplemental Indenture will provide that, upon acceleration by the Trustee of the principal amount of all related outstanding Revenue Bonds under the Trust Indenture, the Trustee may demand the mandatory redemption of the related Collateral Bonds then held by it as collateral at a redemption price equal to the principal amount thereof plus accrued interest, if any, to the date fixed for redemption. The Supplemental Indenture may also provide that, upon the optional redemption of the Revenue Bonds, in whole or in part, a related principal amount of the Collateral Bonds will be redeemed at the redemption price of the Revenue Bonds.

              In the case of interest bearing Collateral Bonds, because interest accrues in respect of such Collateral Bonds until satisfied by payments under the Note or the Agreement, "annual interest charges" in respect of such Collateral Bonds will be included in computing the "interest earnings requirement" of the Mortgage which restricts the amount of first mortgage bonds which may be issued and sold to the public in relation to Mississippi's net earnings. In the case of non-interest bearing Collateral Bonds, since no


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interest would accrue in respect of such Collateral Bonds, the "interest earnings requirement" would be unaffected.

              The Trust Indenture will provide that, upon deposit with the Trustee of funds sufficient to pay or redeem all or any part of the related Revenue Bonds, or upon direction to the Trustee by Mississippi to so apply funds available therefor, or upon delivery of such outstanding Revenue Bonds to the Trustee by or for the account of Mississippi, the Trustee will be obligated to deliver to Mississippi the Collateral Bonds then held as collateral in an aggregate principal amount as they relate to the aggregate principal amount of such Revenue Bonds for the payment or redemption of which such funds have been deposited or applied or which shall have been so delivered.

              As an alternative to or in conjunction with Mississippi's securing its obligations through the issuance of the Collateral Bonds as above described, Mississippi may cause an irrevocable Letter of Credit or other credit facility (the "Letter of Credit") of a bank or other financial institution (the "Bank") to be delivered to the Trustee. The Letter of Credit would be an irrevocable obligation of the Bank to pay to the Trustee, upon request, up to an amount necessary in order to pay principal of and accrued interest on the Revenue Bonds when due. Pursuant to a separate agreement with the Bank, Mississippi would agree to pay to the Bank, on demand or pursuant to a borrowing under such agreement, all amounts that are drawn under the Letter of Credit, as well as certain fees and expenses. Such delivery of the Letter of Credit to the Trustee would obtain for the Revenue Bonds the benefit of a rating equivalent to the credit rating of the Bank. In the event that the Letter of Credit is delivered to the Trustee as an alternative to the issuance of the Collateral Bonds, Mississippi may also convey to the County a subordinated security interest in


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the Project or other property of Mississippi as further security for
Mississippi's obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the County to the Trustee.

              As a further alternative to, or in conjunction with, securing its obligations under the Agreement and Note as above described, and in order to obtain a "AAA" rating for the Revenue Bonds by one or more nationally recognized securities rating services, Mississippi may cause an insurance company to issue a policy of insurance guaranteeing the payment when due of the principal of and interest on such series of the Revenue Bonds. Such insurance policy would extend for the term of the related Revenue Bonds and would be non-cancelable by the insurance company for any reason. Mississippi's payment of the premium with respect to said insurance policy could be in various forms, including a non-refundable, one-time insurance premium paid at the time the policies are issued, and/or an additional interest percentage to be paid to said insurer in correlation with regular interest payments. In addition, Mississippi may be obligated to make payments of certain specified amounts into separate escrow funds and to increase the amounts on deposit in such funds under certain circumstances. The amount in each escrow fund would be payable to the insurance company as indemnity for any amounts paid pursuant to the related insurance policy in respect of principal of or interest on the related Revenue Bonds.

              It is contemplated that the Revenue Bonds will be sold by the County pursuant to arrangements with one or more purchasers, placement agents or underwriters. In accordance with applicable state laws, the interest rate to be borne by the Revenue Bonds will be approved by the County and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined


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pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate. While Mississippi may not be party to the purchase, placement or underwriting arrangements for the Revenue Bonds, such arrangements will provide that the terms of the Revenue Bonds and their sale by the County shall be satisfactory to Mississippi. Bond Counsel will issue an opinion that, based upon existing law, interest on the Revenue Bonds will generally be excludable from gross income for federal income tax purposes. Mississippi has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Revenue Bonds to be lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.

              The effective cost to Mississippi of any series of the Revenue Bonds will not exceed the greater of (i) 200 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable securities. Such effective cost will reflect the applicable interest rate or rates and any underwriters' discount or commission.
              The premium (if any) payable upon the redemption of any Revenue Bonds at the option of Mississippi will not exceed the greater of (i) 5% of the principal amount of the Revenue Bonds so to be redeemed, or (ii) a percentage of such principal amount equal to the rate of interest per annum borne by such Revenue Bonds.

              The purchase price payable by or on behalf of Mississippi in respect of Revenue Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof, plus accrued interest to the purchase date.

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              Any Letter of Credit issued as security for the payment of Revenue
Bonds will be issued pursuant to a Reimbursement Agreement between Mississippi and the financial institution issuing such Letter of Credit. Pursuant to the Reimbursement Agreement, Mississippi will agree to pay or cause to be paid to the financial institution, on each date that any amount is drawn under such institution's Letter of Credit, an amount equal to the amount of such drawing, whether by cash or by means of a borrowing from such institution pursuant to the Reimbursement Agreement. Any such borrowing may have a term of up to 10 years and will bear interest at the lending institution's prevailing rate offered to corporate borrowers of similar quality which will not exceed (i) the London Interbank Offered Rate plus up to 3%, (ii) the lending institution's certificate of deposit rate plus up to 2-3/4%, or (iii) a rate not to exceed the prime rate plus 1%, to be established by agreement with the lending institution prior to the borrowing.

              1.3 It is proposed that each series of Senior Notes will have a maturity that will not exceed approximately 50 years.

              The interest rate on each issue of Senior Notes may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with formula or formulae based upon certain reference rates, or by other predetermined methods.

              The Senior Notes will be direct, unsecured and unsubordinated obligations of Mississippi ranking pari passu with all other unsecured and unsubordinated obligations of Mississippi. The Senior Notes will be effectively subordinated to all secured debt of Mississippi, including its first mortgage bonds. The Senior Notes will be governed by an indenture or other document.

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              The underwriting fees, commissions or other similar expenses paid in connection with the issue, sale or distribution of the Senior Notes of each series will not exceed 5% of the aggregate principal amount of such series.

              The effective cost of money on the Senior Notes will not exceed the greater of (i) 300 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable securities.

              The Senior Notes will be sold in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, or (iii) through agents or dealers. If underwriters are used in the sale of the Senior Notes, such Senior Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Senior Notes may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The Senior Notes may be sold directly by Mississippi or through agents designated from time to time. If dealers are used in the sale of any Senior Notes, such Senior Notes will be sold to the dealers as principal. Any dealer may then resell such Senior Notes to the public at varying prices to be determined by such dealer at the time of resale.

              Senior Notes may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the Senior Notes at the same price but at a later date than the date of the closing of the sale to the underwriters. Senior Notes may also be sold through the use of


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medium-term note and similar programs, including in transactions covered by Rule
144A under the Securities Act of 1933, as amended.

              Any Senior Notes would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as Mississippi may determine at the time of issuance.

              1.4 It is proposed that each series of Mississippi's first mortgage bonds (the "new Bonds") will have a term of not more than 40 years and will be sold for the best price obtainable but for a price to Mississippi of not less than 98% nor more than 101-3/4% of the principal amount thereof, plus accrued interest (if any).

              The new Bonds will be issued under the Mortgage as heretofore supplemented by various indentures supplemental thereto, and as to be further supplemented by a Supplemental Indenture providing for each series of the new Bonds to be issued.

              Mississippi may provide that none of the new Bonds of any series will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance at a regular redemption price if such redemption is for the purpose or in anticipation of refunding such new Bonds through the use, directly or indirectly, of funds borrowed by Mississippi at an effective interest cost to Mississippi (computed in accordance with generally accepted financial practice) of less than the effective interest cost to Mississippi of the new Bonds of such series. Such limitation will not apply to redemptions at a special redemption price by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property.

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              Mississippi may covenant that it will not redeem the new Bonds of any series, in any year prior to the fifth or other specified year after the issuance of such series, through the operation of the improvement fund provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

              Mississippi also may covenant that it will not, in any calendar year, redeem the new Bonds of any series through the operation of the replacement provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

              In addition, Mississippi may make provision for a mandatory cash sinking fund for the benefit of any series of the new Bonds. In connection therewith, Mississippi may have the non-cumulative option in any year of making an optional sinking fund payment in an amount not exceeding such mandatory sinking fund payment.

              In order to enhance the marketability of the new Bonds, it may be desirable to cause an insurance company to issue a policy of insurance for the payment when due of the new Bonds of a particular series. It also may be desirable that the terms of the new Bonds, or any series thereof, provide for an adjustable interest rate thereon to be determined on a periodic basis, rather than a fixed interest rate. In such event, it is proposed that the rate of interest on such new Bonds for an initial period would be a fixed rate per annum. Periodically thereafter, the interest rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.

              In connection with any such adjustable rate issue, it is proposed that such series of the new Bonds may not be redeemable at the option of Mississippi during certain short-term interest periods. It is further proposed


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that the non-refunding limitation described above, as well as the restriction on redemptions through operation of the improvement fund provisions, may apply with respect to each long-term interest period commencing with the first day of the month in which any such interest period begins.

              1.5 It is proposed that each issuance of Mississippi's preferred stock, par or stated value of up to $100 per share (the "new Preferred Stock"), will be sold for the best price obtainable (after giving effect to the purchasers' compensation) but for a price to Mississippi (before giving effect to such purchasers' compensation) of not less than 100% of the par or stated value per share.

              The authorized number of shares of preferred stock of Mississippi may be increased by amendment to the Articles of Incorporation of Mississippi and the new Preferred Stock of each series will be created, and its terms established, by resolution of the board of directors of Mississippi. Mississippi may make provision for a cumulative sinking fund for the benefit of a particular series of the new Preferred Stock which would retire a certain number of shares of such series annually, commencing at a specified date after the sale. In connection therewith, Mississippi may have the non-cumulative option of redeeming up to an additional like number of shares of such series annually.

              Mississippi may provide that no share of a particular series of the new Preferred Stock will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance, if such redemption is for the purpose or in anticipation of refunding such share directly or indirectly through the incurring of debt, or through the issuance of stock ranking equally with or prior to the new Preferred Stock as to dividends or assets, if such debt has an effective interest cost to Mississippi (computed


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in accordance with generally accepted financial practice) or such stock has an effective dividend cost to Mississippi (so computed) of less than the effective dividend cost to Mississippi of the respective series of the new Preferred Stock.

              Mississippi may determine that, in light of the current market conditions at the time any series of the new Preferred Stock is offered, it is in the best interest of Mississippi and its investors and consumers that the terms of such new Preferred Stock provide for an adjustable dividend rate thereon to be determined on a periodic basis, rather than a fixed rate dividend. In such event, it is proposed that the rate of dividends on such new Preferred Stock for an initial period would be a fixed amount or rate per annum. Periodically thereafter, the rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.

              It is further proposed that, in connection with the issuance of the new Preferred Stock of any series, Mississippi may cause to be effected arrangements involving the deposit by Mississippi of such new Preferred Stock with a depositary and the issuance by such depositary of receipts evidencing depositary preferred shares, each representing a specified fraction of a share of new Preferred Stock and entitling the owner thereof, proportionately, to all the rights, preferences and privileges of the new Preferred Stock.

              1.6 Mississippi may determine to use the proceeds from the sale of the Revenue Bonds, the Senior Notes, the new Bonds and the new Preferred Stock to redeem or otherwise retire its outstanding senior notes, first mortgage bonds, pollution control bonds and/or preferred stock if such use is considered advisable. To the extent that the redemption or other retirement of outstanding preferred stock using the proceeds from security sales as proposed herein may


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require authorization under Section 12(c) of the Act, Mississippi hereby requests such authorization. Mississippi also proposes that it may use the proceeds from the sale of the Senior Notes, the new Bonds and new Preferred Stock, along with other funds, to pay a portion of its cash requirements to carry on its electric utility business.

              1.7 Pursuant to an order of the Commission, Mississippi has authority to issue and sell $400,000,000 of senior notes (of which, $270,000,000 has been sold) as set forth in Commission File No. 70-9171 (HCAR No. 35-26870, dated May 14, 1998). Mississippi hereby requests that the authority described in the above-mentioned order remain in effect until such time as the order with respect to the matters requested herein is issued.

              1.8 Mississippi represents that it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent. Mississippi further represents that no guarantees or other securities may be issued unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of Mississippi that are rated are rated investment grade; and (iii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this condition, a security will be considered rated investment grade if it is rated investment grade by at least one "nationally recognized statistical rating organization", as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Mississippi requests that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.



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Item 2.       Fees, Commissions and Expenses.

              The fees and expenses in connection with the proposed transactions (other than underwriting discounts and commissions) are estimated not to exceed $2,000,000. The prospectus supplement or offering circular relating to each offering will reflect the actual expenses based upon the amount of the related offering.


Item 3.       Applicable Statutory Provisions.

              Sections 6(a), 7 and 12(c) of the Act and Rules 23, 42 and 54 thereunder are applicable to the proposed transactions.

              Mississippi further considers that the sale or granting of subordinated security interests in the Projects or other property of Mississippi, as set forth under Item 1.3 above, may be subject to Section 12(d) of the Act, and that the exception afforded by subparagraph (b)(3) of Rule 44 thereunder may be applicable.

              Mississippi considers that any guarantee of payment of the Revenue Bonds may be subject to Sections 6(a) and 7 of the Act.

              Mississippi considers that Sections 9(a) and 10 of the Act may be applicable to any purchase of Revenue Bonds by Mississippi as described herein and to the extent that the transactions contemplated herein in connection with the Revenue Bonds involve an Installment Sale Agreement or Agreements pursuant to which the County undertakes to sell the related Project to Mississippi.

              Mississippi considers that the acquisition, retirement or redemption of Senior Notes, new Bonds and new Preferred Stock in connection with any sinking fund provisions with respect thereto (including any optional


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redemptions included as part of such sinking fund provisions) are excepted from the requirements of Section 12(c) of the Act by Rule 42 thereunder.

              The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order or orders of the Commission in respect thereto.

              Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

              Southern currently meets all of the conditions of Rule 53(a). At December 31, 2002, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $321.9 million, or 6.81% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of December 31, 2002 ($4.730 billion).1

_______________________________


1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $416 million as of December 31, 2002.

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              In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.


Item 4.       Regulatory Approval.

              The transactions by Mississippi proposed herein are not subject to the jurisdiction of any state commission or of any federal commission other than the Commission.


Item 5.       Procedure.

              Mississippi requests that the Commission's order herein be issued as soon as the rules allow and that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Mississippi hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.


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


Item 6.       Exhibits and Financial Statements.

              (a)  Exhibits.

           A-1(a) - Indenture dated as of September 1, 1941, between
                    Mississippi and Deutsche Bank Trust Company Americas, as Successor Trustee, and indentures supplemental thereto through July 1, 1995. (Designated in Registration Nos. 2-4834 as Exhibit B-3, 2-62965 as Exhibit 2(b)-2, 2-66845 as
                    Exhibit 2(b)-2, 2-71537 as Exhibit 4(a)-(2), 33-5414 as
                    Exhibit 4(a)-(2), 33-39833 as Exhibit 4(a)-2, in Form 10-K for the year ended December 31, 1991, File No. 0-6849, as
                    Exhibit 4(b), in Form 8-K dated August 5, 1992, File No. 0-6849, as Exhibit 4(a)-2, in Second Certificate of Notification, File No. 70-7941, as Exhibit I, in Form 8-K dated February 26, 1993, File No. 0-6849, as Exhibit 4(a)-2, in Certificate of Notification, File No. 70-8127, as Exhibit A, in Form 8-K dated June 22, 1993, File No. 0-6849, as
                    Exhibit 1, in Certificate of Notification, File No. 70-8127, as Exhibit A, in Form 8-K dated March 8, 1994, File No. 0-6849, as Exhibit 4 and in Certificate of Notification, File No. 70-8127, as Exhibit A.)

           A-1(b) - Form of Supplemental Indenture with respect to the new
                    Bonds, between Mississippi and Deutsche Bank Trust Company Americas, as Trustee. (To be filed by amendment.)

           A-2(a) - Senior Note Indenture dated as of May 1, 1998 between
                    MISSISSIPPI and Deutsche Bank Trust Company America, as Trustee and indentures supplemental thereto through March 28, 2000. (Designated in Form 8-K dated May 14, 1998, File No. 0-6849, as Exhibits 4.1, 4.2(a) and 4.2(b) and in Form 8-K dated March 22, 2000, File No. 0-6849, as Exhibit 4.2.)

           A-2(b) - Form of Supplemental Indenture to Senior Note Indenture between MISSISSIPPI and Deutsche Bank Trust Company America. (To be filed by amendment.)

           A-3(a) - Articles of Incorporation of MISSISSIPPI, articles of merger of Mississippi Power Company (a Maine corporation) into MISSISSIPPI and articles of amendment to the articles of incorporation of MISSISSIPPI through March 8, 2001. (Designated in Registration No. 2-71540 as Exhibit 4(a)-1, in Form U5S for 1987, File No. 30-222-2, as Exhibit B-10, in Registration No. 33-49320 as Exhibit 4(b)-(1), in Form 8-K dated August 5, 1992, File No. 0-6849, as Exhibits 4(b)-2 and 4(b)-3, in Form 8-K dated August 4, 1993, File No. 0-6849, as Exhibit 4(b)-3, in Form 8-K dated August 18,


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

                    1993, File No. 0-6849, as Exhibit 4(b)-3, in MISSISSIPPI's Form 10-K for the year ended December 31, 1997, File No. 0-6849, as Exhibit 3(e)2 and in MISSISSIPPI's Form 10-K for the year ended December 31, 2000, File No. 0-6849, as
                    Exhibit 3(e)2.)

           A-3(b) - Form proposed amendment to articles of incorporation of Mississippi increasing the amount of authorized preferred stock. (To be filed by amendment.)

           A-3(c) - By-laws of Mississippi as amended effective February 28,
                    2001, and as presently in effect. (Designated in Form 10-K for the year ended December 31, 2001, File No. 0-6849, as
                    Exhibit 3(e)(2).)

           B-1    - Form of Loan or Installment Sale Agreement between
                    Mississippi and the County relating to the Revenue Bonds. (To be filed by amendment.)

           B-2    - Form of Trust Indenture between the County and the Trustee relating to the Revenue Bonds. (To be filed by amendment.)

           C      - Registration statement pursuant to the Securities Act of
                    1933, as amended. (Filed electronically January 28, 1998 File No. 333-45069.)

           D      - None.

           E      - None.

           F      - Opinion of Balch & Bingham LLP, counsel for Mississippi.
                    (To be filed by amendment.)

           G      - Form of Notice. (Previously filed.)

Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.


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

              (b)  Financial Statements.

              Balance sheet of Mississippi at December 31, 2002. (Designated in Mississippi's Form 10-K for the year ended December 31, 2002, File No. 0-6849.)

              Statements of Income of Mississippi for the period ended December 31, 2002. (Designated in Mississippi's Form 10-K for the year ended December 31, 2002, File No. 0-6849.)

              Since December 31, 2002, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Mississippi from that set forth in or contemplated by the foregoing financial statements.


Item 7.       Information as to Environmental Effects.

              (a) The proposed transactions are strictly financial in nature in the ordinary course of Mississippi's business. Accordingly, the Commission's action in these matters will not constitute any major federal action significantly affecting the quality of the human environment within the meaning of the National Environmental Policy Act.

              (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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



                                    SIGNATURE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        March 14, 2003                      MISSISSIPPI POWER COMPANY



                                                By: /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary



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